SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14014

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 17, 2005, Credicorp Ltd. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding an English translation of a letter sent to the Peruvian securities commission (Comision Nacional Supervisora de Empresas y Valores – CONASEV) regarding the declaration of a cash dividend to Credicorp’s shareholders. The Company is filing this Form 6-K/A in order to amend the Form 6-K to correct the Record Date indicated in the translation. The correct Record Date is April 19, 2005. This Report on Form 6-K/A replaces in its entirety the Report on Form 6-K filed on February 17, 2005.

February 17, 2005

Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Gentlemen:

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

In a session held on February 17, 2005, Credicorp’s Board of Directors agreed to pay its shareholders a cash dividend of US$75,505,853.60, to a total of 94,382,317 outstanding common shares, which amount to US$0.80 per share.

The Board declares this dividend in accordance with the company’s Bye-laws and considering that consolidated net income reached US$130.7 million during fiscal year 2004.

This dividend will be payable on May 2, 2005 to shareholders who are registered as shareholders of the Company on April 19, 2005 (“Record Date”), for which shares should be acquired on or before April 14, 2005.

Sincerely,

/s/	Fernando Palao __________________ Fernando Palao Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative